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Exhibit 99.1

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLES 14 AND 16 OF LEGISLATIVE DECREE NO. 39 DATED JANUARY 27, 2010

To the Shareholders of
Luxottica Group SpA

        1.     We have audited the consolidated financial statements of Luxottica Group SpA and its subsidiaries ("Luxottica Group") as of December 31, 2014 which comprise the statement of financial position, the statement of income, the statement of comprehensive income, the statement of changes in equity, the statement of cash flows and related notes. The Directors of Luxottica Group SpA are responsible for the preparation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with the regulations issued to implement article 9 of Legislative Decree No. 38/2005. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        2.     We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain the necessary assurance about whether the consolidated financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors. We believe that our audit provides a reasonable basis for our opinion.

        For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes, reference is made to our report dated April 4, 2014.

        3.     In our opinion, the consolidated financial statements of Luxottica Group as of December 31, 2014 comply with the International Financial Reporting Standards as adopted by the European Union and with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they have been prepared clearly and give a true and fair view of the financial position, results of operations and cash flows of Luxottica Group for the year then ended.

        4.     The Directors of Luxottica Group SpA are responsible for the preparation of the management report and of the report on corporate governance and ownership structure in accordance with applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the management report and of the information referred to in paragraph 1, letters c), d), f), l), m), and paragraph 2, letter b), of article 123-bis of Legislative Decree No. 58/98 presented in the report on corporate governance and ownership structure, with the financial statements, as required by law. For this purpose, we have performed the procedures required under Italian Auditing Standard 1 issued by the Italian Accounting Profession (Consiglio Nazionale dei Dottori Commercialisti e degli Esperti Contabili) and recommended by Consob. In our opinion, the management report and the information referred to in paragraph 1, letters c), d), f), l), m) and paragraph 2, letter b), of article 123-bis of Legislative Decree No. 58/98 presented in the report on corporate governance and ownership structure are consistent with the consolidated financial statements of Luxottica Group as of December 31, 2014.

Milan, April 1, 2015

PricewaterhouseCoopers SpA

Signed by

Stefano Bravo
(Partner)

This report is an English translation of the original audit report, which was issued in Italian. This report has been prepared solely for the convenience of international readers.

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  Exhibit 99.1